UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

(Amendment No. 7)
SCHEDULE 13E-3

Rule 13e-3 Transaction Statement
under Section 13(e) of the Securities Exchange Act of 1934
QUILMES INDUSTRIAL (QUINSA) SOCIÉTÉ ANONYME

(Name of Subject Company (issuer))

QUILMES INDUSTRIAL S.A.
(Translation of Issuer’s Name into English)

QUILMES INDUSTRIAL (QUINSA) SOCIÉTÉ ANONYME

(Name of Filings Persons (identifying status as offeror, issuer or other person))

Registered Office: 84, Grand Rue L-1660 Luxembourg
Registered Number: RCS Luxembourg B 32501

Class B Common Shares, without par value
American Depositary Shares, each of which represents two (2) Class B Shares, without par value, evidenced by American Depositary Receipts
(Title of Class of Securities)

74838Y20
(CUSIP Number)

Miguel Gomez Eiriz
Chief Financial Officer
84, Grand Rue L-1660 Luxembourg,
Grand-Duchy of Luxembourg.
(352) 47 38 85
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
________________

WITH COPIES TO:
Diane G. Kerr
Davis Polk & Wardwell
450 Lexington Avenue
New York, New York 10017
(212) 450 4000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the bidder)

This statement is filed in connection with (check the appropriate box):

a)	[ ] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b)	[ ] The filing of a registration statement under the Securities Act of 1933.

c)	[X] A tender offer.

d)	[ ] None of the above

Check the following box if the solicitation materials or information statement referred to in checking box (a) are preliminary copies:  [  ]

Check the following box if the filing is a final amendment reporting the results of the transaction:  [X]

Calculation of Filing Fee

Transaction Value	Amount of Filing Fee
$385,596,349.00	n/a

* Set forth the amount on which the filing fee is calculated and state how it was determined.

[✓] Check the box if any part of the fee is offset as provided by the Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, of the Form or Schedule and the date of its filing.

Amount Previously Paid:	$11,837.81
Form or Registration Number:	Schedule TO-T
Filing Party:	Companhia de Bebidas das Américas - AmBev
Date Filed:	12-28-07

This Amendment No. 7 to the Rule 13E-3 Transaction Statement filed by Quilmes Industrial (Quinsa), Société Anonyme (“Quinsa” or the “Company”) on January 14, 2008 (such Statement as amended by Amendment No. 1 thereto filed by Companhia de Bebidas das Américas – AmBev (“AmBev” or the “Offeror”) on January 16, 2008, by Amendment No. 2 thereto filed by Quinsa on January 28, 2008, by Amendment No. 3 thereto filed by Quinsa on January 29, 2008, by Amendment No. 4 thereto filed by Quinsa on February 1, 2008, by Amendment No. 5 thereto filed by Quinsa on February 12, 2008 and by Amendment No. 6 thereto filed by Quinsa on March 7, 2008 and by this Amendment, the “Transaction Statement”) relates to the offer by AmBev to purchase any and all outstanding Class A Shares and Class B Shares (including Class B Shares held as American Depositary Shares (“ADSs”)) of the Company that are not owned by AmBev or its affiliates upon the terms and subject to the conditions set forth in the Offer to Purchase, including all schedules thereto, and in the related Letters of Transmittal filed by the Offeror on December 28, 2007 (which, as amended or supplemented from time to time, together constitute the “Offer to Purchase”).  The information set forth in the Offer to Purchase and in the Schedule TO-C filed by the Offeror on December 26, 2007, is, where specified herein, expressly incorporated by reference in response to items of the Transaction Statement, and is supplemented by the information specifically provided herein.  Capitalized terms defined in the Offer to Purchase and used herein without definition shall have the meanings specified in the Offer to Purchase.

      ITEM 8. FAIRNESS OF THE TRANSACTION.

      Item 8 of this Transaction Statement is hereby amended and supplemented by adding the following disclosure:

      On February 13, 2008, the NYSE notified Quinsa that it had suspended the trading of Quinsa ADSs and that it would apply to the SEC to delist the ADSs.  The NYSE indicated that it was taking these actions because, as a result of the completion of the Offer, the number of outstanding ADSs representing Class B shares was less than the 600,000 minimum required for continued NYSE listing.  Quinsa announced on February 21, 2008 that it did not intend to contest the decision of the NYSE to delist the ADSs.  Quinsa estimates that, upon completion of the Offer, the number of outstanding ADSs was 114,311.

      The Board met on March 6, 2008 to discuss the results of the Offer and to consider, among other matters, a termination of Quinsa's ADS facility.  Quinsa estimates that, as of March 6, 2008, there were outstanding approximately 557,745 Class B shares (including the Class B shares represented by ADSs), that approximately 225,844 of these Class B shares were held in the form of ADSs and that the Class B shares (including those represented by ADSs) were held of record by a combination of persons resident in the United States and persons who are not United States residents.  Quinsa estimated the number of U.S. residents to be approximately 396.

      The Board reviewed and discussed the possibility of terminating the ADSs facility and seeking to terminate the registration of the Company's stock under the Exchange Act.  The Board also discussed the fact that, since the expiration of the Offer, certain holders of ADSs had approached AmBev asking that AmBev purchase their shares and explaining how they had failed to be able to participate in the Offer and now found themselves in a position where there is no buyer for their shares.  The Board concluded that termination of the ADS facility and termination of the registration of the Company’s shares under the Exchange Act would be in the best interests of the Company.  The Board further concluded that it would be in the best interests of the Company’s remaining minority shareholders who desire to sell their shares to find a buyer for their shares and that, in view of the absence of any active trading market for the shares, AmBev and/or the Company might be the only viable purchasers.  Accordingly, the Board authorized and instructed management to negotiate an amendment to the Deposit Agreement between Quinsa and The

Bank of New York, as depositary (the “Depositary”) relating to the ADSs (the "Deposit Agreement") that would permit a prompt termination of the ADS facility and an opportunity for those ADS holders who wish to sell their securities to do so by causing Quinsa to be a standby purchaser for these shares.

      Quinsa intends to amend the Deposit Agreement to reduce the time period that the Depositary is required to wait after termination by Quinsa of the ADS facility before selling any Class B shares not claimed by ADS holders and then held under the deposit agreement, from one year to thirty days.  Immediately after such amendment, Quinsa intends to terminate the ADS facility by providing notice to the Depositary who will mail a notice of such termination to all ADS holders.  Holders will be notified that they have a right to surrender their ADSs and receive in exchange the Class B shares represented by their ADSs.  Holders also will be informed that if they do not exercise this right, the Depositary will have the right to sell their shares and that they will be entitled only to receive the proceeds thereof.  Termination of the ADS facility will become effective on the sixtieth day after such notice is mailed, and thirty days thereafter, The Bank of New York shall use reasonable efforts to sell the remaining Class B shares held under the Deposit Agreement and distribute the net proceeds to the holders of such shares. If you are an ADS holder and you wish to remain an investor in Quinsa after termination of the ADS facility, you must exchange your ADSs for Class B shares in accordance with the instructions that you will receive from the Depositary.

      The Depositary may decide to whom it wishes to sell the remaining Class B shares held under the Deposit Agreement; however, in view of the limited market liquidity for the Quinsa shares, Quinsa has agreed to serve as a standby purchaser of Quinsa Class B shares.  Assuming that it reaches an agreement with the Depositary on the amendment to the Deposit Agreement, Quinsa expects that, while there is no deadline by which the Depositary must sell the remaining Class B shares, the Depositary will use reasonable efforts to complete the sale of such shares as promptly as practicable after June 17, 2008.  If, after giving effect to the termination of the ADS facility and the sale by the Depositary of these remaining Class B shares and any intervening sales by U.S. residents of ADSs and/or Class B shares, the number of holders of record of the ADSs and Class B shares who are resident in the United States is reduced to less than 300, Quinsa intends to take the steps necessary to terminate promptly the registration of its shares under the 1934 Act.   For a description of the Board’s considerations with respect to deregistration in making its determination and recommendation, see “Item 8 – Fairness of the Offer – Determination of Fairness by the Board – Substantive Fairness”.

      ITEM 16. EXHIBITS.

      Item 16 of the Transaction Statement is hereby supplemented by adding the following exhibit:

(a)(5)(vi)	Press Release of the Company dated March 19, 2008 (incorporated by reference to Amendment No. 6 to the Schedule 14D-9 filed by the Company on March 19, 2008).

SIGNATURE

After due inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

QUILMES INDUSTRIAL (QUINSA), SOCIÉTÉ ANONYME

By:	/s/ Miguel Gomez Eiriz
Name: Miguel Gomez Eiriz
Title: Chief Financial Officer

Dated: March 19, 2008